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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [X] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR




          For Period Ended:  December 31, 1996     SEC File Number:  0-23694
                            -------------------    CUSIP Number:     42235W 10 8
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          ------------------------------

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*                                                                              *
* Read Instruction (on back page) Before Preparing Form. Please Print or Type. *
*                                                                              *
* NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS     *
* VERIFIED ANY INFORMATION CONTAINED HEREIN.                                   *
*                                                                              *
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                           (Full Name of Registrant)

                         200 Chisholm Place, Suite 200
                    (Address of Principal Executive Office)

Plano, Texas                                                              75075
(City and State)                                                     (Zip Code)

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has not been able to finalize the preparation of the financial statements of the Heartland Wireless Communications, Inc. 401(k) Plan for the year ended December 31, 1996 because the Company has not received all information necessary to reconcile certain participant data. Therefore, KPMG Peat Marwick LLP ("Peat Marwick") has been unable complete its audit of the financial statements. A copy of a letter from Peat Marwick confirming this statement is attached as Attachment III.
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                                                (ATTACH EXTRA SHEETS IF NEEDED)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            David D. Hagey                  (972)                633-4034
     --------------------------------    -------------    ---------------------
               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ] Yes      [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================


                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
           ---------------------------------------------------------
                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 30, 1997                       /s/ David D. Hagey
                                          ---------------------------------
                                          David D. Hagey
                                          Vice President, Controller and
                                            Principal Accounting Officer

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                                 ATTACHMENT III
                                       TO
                          NOTIFICATION OF LATE FILING
                                  OF FORM 11-K





June 30, 1997



The Board of Directors
Heartland Wireless Communications, Inc.


Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Heartland Wireless Communications, Inc. on or about June 30, 1997, which contains notification of the registrant's inability to file its Form 11-K by June 30, 1997. We have read the Company's statement contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1996, to be included in Form 11-K.




/s/ KPMG Peat Marwick LLP